UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Results of the 2022 Annual General Meeting of Shareholders

Item 1

Results of the 2022 Annual General Meeting of Shareholders

Further to the Notice and Proxy Statement for the 2022 Annual General Meeting of Shareholders of the Company (the "Meeting") furnished on a Report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as supplemented by the Company’s Report on Form 6-K furnished to the SEC on March 23, 2022, the Company announces that all items on the agenda for the Meeting that was held today, March 30, 2022, and which are listed below, were approved by the shareholders of the Company by the required majority:

1.
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal.

2.	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

3.	Approval of a new Compensation Policy for Office Holders.

4.
Effective as of July 1, 2022, approval of amended compensation terms of Mr. Yoav Doppelt, the Executive Chairman of the Company, pursuant to the approval of proposal 3 and his reelection at the Meeting.

5.	Approval of an equity-based award to Mr. Yoav Doppelt, the Executive Chairman of the Company, pursuant to his reelection at the Meeting.

6.	Approval of an equity-based award to Mr. Raviv Zoller, the Chief Executive Officer of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: March 30, 2022